UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13D

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                               INTELLIGROUP, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    45816A106
                                 (CUSIP NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                      50 Charles Lindbergh Blvd., Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                December 24, 2001
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                If the filing person has previously filed a statement on
Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(f) or 240.13d(g), check the following box: / /

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 45816A106                 13D                       Page 2 of 6 Pages






1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Beechrock Holdings Limited. No I.R.S. Identification number.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)    / X /
         (b)   /  /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Mauritius

7.       SOLE VOTING POWER:                     1,762,740 shares

8.       SHARED VOTING POWER:                           0 shares

9.       SOLE DISPOSITIVE POWER:                1,762,740 shares

10.      SHARED DISPOSITIVE POWER:                      0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:        1,762,740 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                            10.6%

14.      TYPE OF REPORTING PERSON*:                     CO





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CUSIP NO. 45816A106                 13D                     Page 3 of 6 Pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Braydon Holdings Limited. No I.R.S. Identification number.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)    /X/
         (b)   /  /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Mauritius

7.       SOLE VOTING POWER:                      1,563,185 shares

8.       SHARED VOTING POWER:                            0 shares

9.       SOLE DISPOSITIVE POWER:                 1,563,185 shares

10.      SHARED DISPOSITIVE POWER:                       0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:         1,563,185 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                            9.4%

14.      TYPE OF REPORTING PERSON*:                     CO



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CUSIP NO. 45816A106                  13D                    Page 4 of 6 Pages




Item 1.           Security and Issuer.

                  The title of the class of equity security to which this statement relates is the common stock, par value $.01 per share ("Common Stock") of Intelligroup, Inc., a New Jersey corporation (the "Issuer"), whose principal executive offices are located at 499 Thornall Street, Edison, New Jersey 08837.

Item 2.           Identity and Background.

                  (a) The filing of this Schedule 13D is made by Beechrock Holdings Limited, a company organized under the laws of Mauritius ("Beechrock") and Braydon Holdings Limited, a company organized under the laws of Mauritius ("Braydon").

                  (b) The address of Beechrock and Braydon is 3rd Floor, Cerne House, La Chaussee, Port Luis, Mauritius.

                  (c) (i) The principal business of Beechrock and Braydon is that of a private investment entity engaging in the purchase and sale of securities.

                  (d) None of the persons referred to in subparagraph(a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the persons referred to in subparagraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  The shares of Common Stock purchased by the reporting entities were in each case purchased with money contributed as a capital contribution by Carya Ventures Limited, BVI, a corporation registered under the International Business Companies Act of the British Virgin Islands, with its address at Akara Building, 24 DeCastro Street, Wickjhams Cay 1, P.O. Box 3136, Road Town, Tortola, British Virgin Islands, shareholder of Beechrock and Braydon.



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CUSIP NO. 45816A106                   13D                    Page 5 of 6 Pages


Item 4.           Purpose of the Transaction

                  The shares of Common Stock purchased by the reporting entities were in each case purchased for investment purposes only. The reporting entities, however, reserve the right to take such actions as they deem desirable to protect or enhance the value of their investments in the Issuer.

Item 5.           Interest in Securities of the Issuer

                  (a) As of January 3, 2002, Beechrock beneficially owned 1,762,740 shares of Common Stock constituting approximately 10.5% of the Issuer's outstanding shares based on information provided by the Issuer.

                  As of January 3, 2002, Braydon beneficially owned 1,563,185 shares of Common Stock constituting approximately 9.3% of the Issuer's outstanding shares based on information provided by the Issuer.

                  In the aggregate, Beechrock and Braydon beneficially own 3,325,925 shares of Common Stock constituting approximately 19.9% of the Issuer's outstanding shares based on information provided by the Issuer.

                  (b) Beechrock and Braydon each have the sole power to vote and dispose of their respective Common Shares.

                  (c) Beechrock engaged in the following transaction in the Issuer's Common Stock during the 60 days prior to the date of this Report:

December 24, 2001 . . . . . . . . . . . . . . . . . . Purchased 1,762,740 shares at $1.00 per share.

                  (d) Braydon engaged in the following transaction in the Issuer's Common Stock during the 60 days prior to the date of this Report:

December 24, 2001 . . . . . . . . . . . . . . . . . . Purchased 1,563,185 shares at $1.00 per share.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  Not applicable, except that the entities named in Item 2 currently share the same principal executive officers, and although there is no formal agreement, written or otherwise, between the named entities, they currently expect to vote together with respect to the Issuers's securities, and as such have filed this Schedule 13D as a group.

Item 7.           Material to be Filed as Exhibits

                  Not applicable.



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CUSIP NO. 45816A106               13D                      Page 6 of 6 Pages



                                   Signatures


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 3, 2002



BEECHROCK HOLDINGS LIMITED                       BRAYDON HOLDINGS LIMITED


By: /s/ L.M. Singh                             By: /s/ Meenaz Dhanani
   -------------------------                       ----------------------------
       L.M. Singh, Director                          Meenaz Dhanani, Director